UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1.                  Intelligent Content Enterprises Inc., News Release issued on May 25, 2016 as filed on Sedar on May 25, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

May 25, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

ITEM 1

ICE To Acquire Sports Branded Content & Technology Operations of

Catch Star Studios LLC

Toronto, Canada May 25, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Company”), is pleased to announce that ICE has signed a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”).

Catch Star Studios provides development services, management and technologies that creates new and enables existing sport and other branded content to be consumed globally through traditional and online media channels. Catch Star Studios also develops and executes world class engagement initiatives enabling brands to extend global video content, reach advertising and direct revenue opportunities through Catch Star Studios’ proprietary “in video” marketing platform.

Earlier this week, Reelseo.com reported 29 Big Online Video Marketing Statistics That Media Brands Need to Know which followed a number of key announcements by major media during the 2016 Digital Media NewFronts meetings earlier this month. Key stats include: 68% of marketers believe that original digital video content will be as important as original TV programming in the next 3 years and in 2016, more video content will be uploaded in 30 days than all three major US TV networks combined have created in 30 years.

ICE and Catch Star Studios are working on a number of major content projects with leading sports brands to create new content to increase brand awareness, engage fans for apparel, memorabilia and other merchandise programs and allow sponsors to create not only primary, branded video content, but secondary and tertiary engagement through a single watch video strategy, allowing them to extend their reach beyond the viewing of video through a number of channels, including global media and ICE’s Digital Widget Factory (“DWF”) platform (www.digiwidgy.com).

Under the terms of the Term Sheet, to which definitive agreements to memorialize the terms and conditions are currently underway and expected to close within 30 days, ICE will initially license and manage all of the projects of Catch Star Studios with the agreement being effective as of May 2016. As consideration for the transaction, ICE will issue up to 2.7 Million, three year, common share purchase warrants at an exercise price of approximately $1.30 CDN ($1.00 USD) (“Warrants”) which are earned by Catch Star Studios on a performance basis over the next 4 years with ICE receiving corresponding equity and potentially up to 100% equity in Catch Star Studios as the Warrants are earned and vested thereby creating an ongoing transfer of equity in Catch Star Studios to ICE. No assurances can be provided that the definitive agreements will be finalized and if finalized, Warrants will be earned, vested or exercised.

In a 2014 article by Reelseo.com, citing an Animoto survey revealed that video has an extraordinarily positive impact on consumers during the purchase life-cycle, and in driving brand awareness and engagement. It was reported that 73% of those surveyed confirmed that they are more likely to buy a product or sign up for a service if they watch a branded video that explains the product. Further to the survey, the same article provided insight from Cisco that stated that by 2019, 80% of the world’s Internet traffic will be video.

“The Catch Star Studios relationship is a key program that enables ICE to directly participate in the global major sports and digital video marketing arena with leading creative, technology and engagement revenue solutions content distribution and viewership,” said Mr. James Cassina, President and CEO of ICE. “In combination with our acquisition of the DWF platform and its technology, we are now leveraging that platform and its ability to globalize content, including video and user engagement, into viable commercial transactions world-wide.”

Through its proprietary intelligent content technology, ICE’s DWF platform evaluates user engagement and site follow through and based on those assessments recommends which content channels achieve the popularity standards of a stand-alone DWF site and then recommends their launch to the expanding portfolio of DWF websites and can “push” content, including video throughout the portfolio.

About Intelligent Content Enterprises Inc.

ICE is an emerging media and Internet company with focus on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven providing an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy drives revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising and Marketing programs.

ICE’s first acquisition, DWF (www.digiwidgy.com) provides the baseline infrastructure and technology platform now empowering various forms of content and media to be disseminated globally efficiently and effectively, generating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption.

Intelligent Content Enterprises Inc. is a public company traded on the OTC Markets under the symbol “ICEIF”.

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations or the business operations of ICE.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Forms 20-F and 6-K filings with the Securities and Exchange Commission.